Filed by Prenetics Global Limited

Pursuant to Rule 425 under the

Securities Act of 1933,

as amended, and deemed filed

pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Artisan Acquisition Corp.

Commission File No.: 001-40411

Prenetics Group Limited and Artisan Acquisition Corp. (NASDAQ: ARTA) Announce Effectiveness of Registration Statement and Extraordinary General Meeting Date for Proposed Business Combination

•	Extraordinary General Meeting of Artisan shareholders to approve proposed business combination with Prenetics to be held on May 9, 2022 at 10:00 a.m. ET

•	Record date for the Extraordinary General Meeting is March 4, 2022

•	For assistance voting your shares, please contact Morrow Sodali LLC, Artisan’s proxy solicitor, by emailing ARTA.info@investor.morrowsodali.com, or by calling +1 (800) 662-5200 (for individuals) or +1 (203) 658-9400 (for banks and brokers)

LONDON AND HONG KONG, April 11, 2022 – Prenetics Group Limited (“Prenetics”), a global leader in genomic and diagnostic testing, and Artisan Acquisition Corp. (“Artisan”) (NASDAQ: ARTA), a publicly traded special purpose acquisition company, today announced that the U.S. Securities and Exchange Commission (the “SEC”) has declared effective the registration statement of Prenetics Global Limited (“PubCo”) on Form F-4 relating to Prenetics’ proposed business combination with Artisan. Artisan recommends its shareholders vote in favor of the proposed business combination and the related proposals described in Artisan’s definitive proxy statement dated April 11, 2022 (the “Proxy Statement”), at Artisan’s Extraordinary General Meeting (the “Extraordinary General Meeting”). The Extraordinary General Meeting will be held at 10:00 a.m. Eastern Time on May 9, 2022 virtually via live webcast at https://www.cstproxy.com/artisanacquisition/2022 and physically at Appleby (Cayman) Ltd., 71 Fort Street, George Town, Grand Cayman KY1-1104, Cayman Islands, as further described in the Proxy Statement. Shareholders will be permitted to attend the Extraordinary General Meeting in person only to the extent consistent with, and permitted by, applicable law and directives of public health authorities and the venue provider, and virtual attendance of the Extraordinary General Meeting is strongly encouraged.

Artisan shareholders as of March 4, 2022, the record date for the Extraordinary General Meeting (the “record date”), are entitled to vote their shares either in person, remotely or by proxy card in advance to ensure that their shares will be represented at the Extraordinary General Meeting.

Every shareholder’s vote is important, regardless of the number of shares held. As such, all shareholders as of the record date are encouraged to vote as soon as possible and should reference the instructions below.

VOTING YOUR SHARES

If you are a holder of record of Artisan shares on the record date, you may vote in person or remotely at the Extraordinary General Meeting or by submitting a proxy card in advance for the Extraordinary General Meeting. The Extraordinary General Meeting will be held at 10:00 a.m. Eastern Time, on May 9, 2022 virtually via live webcast at https://www.cstproxy.com/artisanacquisition/2022 and physically at Appleby (Cayman) Ltd., 71 Fort Street, George Town, Grand Cayman KY1-1104, Cayman Islands. You may attend the Extraordinary General Meeting online, vote and submit your questions during the Extraordinary General Meeting by visiting https://www.cstproxy.com/artisanacquisition/2022 and entering the control number on your proxy card.

If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee as soon as possible to ensure that votes related to the shares you beneficially own are properly voted. You must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the meeting and vote remotely, obtain a proxy from your broker, bank or nominee and a control number from Continental available by emailing proxy@continentalstock.com.

About Prenetics

Founded in 2014, Prenetics is a global leader in diagnostics and genetic testing with the mission to bring health closer to millions of people globally and decentralize healthcare by making the three pillars — Prevention, Diagnostics and Personalized Care — comprehensive and accessible to anyone, at anytime and anywhere. Prenetics is led by visionary entrepreneur, Danny Yeung, with a team of over 800 employees and operations across 9 locations, including United Kingdom, Hong Kong, India, South Africa, and Southeast Asia. Prenetics develops consumer genetic testing and early colorectal cancer screening; provides COVID-19 testing, rapid point of care and at-home diagnostic testing and medical genetic testing. For more information, please visit: https://www.prenetics.com/

About Artisan

Artisan is a special purpose acquisition company incorporated in the Cayman Islands for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Artisan searches globally for a target with operations or prospects focusing on high-growth healthcare, consumer and technology sectors, and companies that it believes can be well-positioned for success in Greater China.

Contacts

For Prenetics:

Investors:

Sabrina Chan

sabrina.chan@prenetics.com

Media:

Finsbury Glover Hering

Richard Barton	+852 9301 2056
Harry Florry	+852 9818 2239
Prenetics-HKG@finsbury.com

For Artisan:
Carol Huang	+852 5406 7913
carolhuang@nwd.com.hk
Kate Fields	+852 3110 4718

katefields@nwd.com.hk

IMPORTANT LEGAL INFORMATION

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available to Artisan and Prenetics, and also contains certain financial forecasts and projections.

All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to future results of operations and financial position, objectives of management for future operations of Prenetics, projections of market opportunity and revenue growth, competitive position and expectations related to the terms of the proposed transaction, are also forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Artisan and Prenetics, which involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Although each of Artisan, Prenetics and PubCo believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of Artisan, Prenetics and PubCo caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the Proxy Statement and other documents filed by Artisan or PubCo from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements in this communication include statements regarding the proposed transaction, including the timing and structure of the transaction, the proceeds of the transaction and the benefits of the transaction. Neither Artisan, Prenetics nor PubCo can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including the ability to complete the business combination due to the failure to obtain approval from Artisan’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Artisan’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those included under the heading “Risk Factors” in the Proxy Statement and those included under the heading “Risk Factors” in the final prospectus of Artisan dated May 13, 2021 and in its subsequent quarterly reports on Form 10-Q, annual report on Form 10-K and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Artisan, Prenetics, PubCo, their respective directors, officers or employees or any other person that Artisan, Prenetics or PubCo will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Artisan, Prenetics and PubCo as of the date of this communication. Subsequent events and developments may cause those views to change. However, while Artisan, Prenetics and PubCo may update these forward-looking statements in the future, Artisan, Prenetics and PubCo specifically disclaim any obligation to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Artisan, Prenetics or PubCo as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Additional Information Regarding the Transaction

In connection with the proposed transaction, PubCo has filed a final prospectus with respect to PubCo’s securities to be issued in connection with the proposed transaction and Artisan has filed the Proxy Statement. Shareholders of Artisan and other interested persons are encouraged to read the final prospectus, the Proxy Statement and other documents filed or to be filed with the SEC because these documents contain or will contain important information about Artisan, Prenetics and PubCo and the proposed transaction. The Proxy Statement has been mailed to shareholders of Artisan as of March 4, 2022. Shareholders of Artisan will also be able to obtain a copy of the Proxy Statement and other documents filed with the SEC without charge by directing a request to: Artisan Acquisition Corp., Room 1111, New World Tower 1, 18 Queen’s Road, Central, Hong Kong. The Proxy Statement can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Artisan, Prenetics and PubCo and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Artisan and their ownership is set forth in Artisan’s filings with the SEC, including its final prospectus dated May 13, 2021 and subsequent filings on Form 10-Q and Form 3. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Artisan’s shareholders in connection with the potential transaction is set forth in the final prospectus and the Proxy Statement. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to Artisan Acquisition Corp., Room 1111, New World Tower 1, 18 Queen’s Road, Central, Hong Kong.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Artisan, Prenetics or PubCo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.